From the Desk of

Larry Pino, Esquire

May 11, 2021

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc.
Post Qualification Amendment on Form 1-A
Filed April 21, 2021
File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”) in response to the letter comments dated April 30, 2021 (the “Commission’s Comments”) and recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the Company’s publicly filed Post Qualification Offering Circular Amendment No. 4 dated April 21, 2021 (the “Offering Circular Amendment No. 4”). References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Company responses and proposed modification to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following responses are provided for the purpose of addressing the Commission’s Comments and referencing the Company’s proposed revisisions to certain information based on the Commission’s Comments:

Description of Business, page 34

1.	Please revise the organizational chart to be a clearer image and legible. Please also update the chart for the December 2020 transaction and ownership of the Tuscan Communities.

An updated, more legible organizational chart that reflects the December 2020 transaction has been attached hereto as Exhibit “A” and would be included as part of the Company’s proposed next revisions to the Offering Circular.

Principal Shareholders, page 55

2.	Please revise to identify the natural persons with voting and dispositive power over the common shares, and identify the "various" holders of the non-voting preferred. In this regard, we note references in the merger agreement to "dissenting shares." Please advise us whether holders had the opportunity to dissent and if so the extent to which there were dissenting holders.

As disclosed in the Offering Circular and Exhibit “A”, Tuscan Gardens Capital Partners, LLC ( “TG Capital Partners”) always was, and continues to be the Company’s sole common shareholder having purchased 50,000 Common Voting Shares ($1.00 par value) for a cash consideration of $50,000.00 on August 7, 2018.

Tuscan Gardens Management Corporation (“TGMC”) is the Manager of TG Capital Partners. Janet Horvath-Pino, as President of TGMC, is therefore the sole natural person with voting and dispositive power over the the Common Shares.

The following lists all of the “various” holders of Tuscan Gardens Intermediate Fund Inc. (“TGIF Inc.”) non-voting preferred shares (“Contibuting Holders”), which constitute the entirety of TGIF Inc. non-voting preferred holders. The reference to “dissenting shares” in the December 31, 2020 merger agreement was provided for the potential eventuality of a dissenting shareholder. TGMC, as Manager of each of the Contributing Holders entities, was provided the opportunity for dissention, but all of the Contributing Holders in fact consented to the merger under a unanimous consent agreement dated December 31, 2020 that was executed by all of the Contributing Holders.

Investor	Tuscan Gardens Intermediate Fund Inc. (“TGIF Inc.”) Pre-Merger Shareholders	Number of Pre-Merger TGIF Inc. Preferred Shares	Number of Post-Merger Company Preferred Shares	Company Post-Merger Preferred Share Ownership % as a result of the Merger
1	The Fidelis Senior Living Fund, LLC	323	323	3.2280%
2	Sims-Frost Capital Partners, LLC	1,325	1,325	13.2611%
3	Tuscan Gardens Alternative Income Fund, LLC	1,541	1,541	15.4280%
4	Tuscan Gardens Alternative Income Fund II, LLC	128	128	1.2762%
5	Tuscan Gardens Growth & Income Fund, LLC	893	893	8.9358%
6	Tuscan Gardens Income Fund, LLC	2,227	2,227	22.2906%
7	Tuscan Gardens Income Fund II, LLC	1,367	1,367	13.6842%
8	Tuscan Gardens Income Fund III, LLC	301	301	3.0153%
9	Tuscan Gardens Real Estate Fund, LLC	466	466	4.6673%
10	Tuscan Gardens Senior Living Fund, LLC	1,420	1,420	14.2137%
TOTAL		9,991	9,991	100.00%

General

3.	We note your responses to comment 1 of our letter dated April 8, 2021 and comment 2 of our letter dated March 25, 2021. We also note the statement on page 51 that you “became the majority, indirect owner of” Tuscan Gardens of Venetia Bay, Tuscan Gardens of Palm Coast, and Tuscan Gardens of Delray Beach.

The above disclosure was incorrect as it should have referenced non-voting preferred membership units, and will be modified in the Company’s next amendment to the Offering Circular to reflect that:

a)	The Company “became the majority, indirect owner of the preferred membership units of the “Holdco’s” of the three Tuscan Gardens communites, being Tuscan Gardens of Venetia Bay, LLC, Tuscan Gardens of Palm Coast, LLC, and Tuscan Gardens of Delray Beach, LLC (collectively “TG Holdcos”); and

b)	Additionally, since Tuscan Gardens Capital Partners, LLC ( “TG Capital Partners”) is currently, and has always been both i) the Company’s sole Common (voting) shareholder and ii) sole voting common member for each of the TG Holdcos, the TG Holdcos and the Company are under common ownership and control since Tuscan Gardens Management Corporation (“TGMC”) is the manager of TG Capital Partners and TG Holdcos, and by virtue of variable interest accounting treatment in accordance with Generally Accepted Accounting Principles (“GAAP”), is, through this common ownership under TG Capital Partners, the majority, indirect owner of the TG Holdcos.

Please revise Management’s Discussion and Analysis, Description of Business, and where appropriate to update the impact of the December 2020 agreement with Tuscan Gardens Intermediate Fund and the status of operations of your facilities.

The Company intends to update the Offering Circular to reflect, where appropriate the impact of the December 2020 agreement with Tuscan Gardens Intermediate Fund Inc. (“TGIF Inc.”) as outlined below based on the Company’s discussion with its independent registered public accounting firm and auditor, Grennan Fender Hess & Poparad LLP (“Company Auditor”), based on Variable Interest Entity accounting treatment (“VIE Accounting”) under Generally Accepted Accounting Principles (“GAAP”) and Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU No. 2018-17) and Financial Accounting Standards Board (“FASB”) Accounting Research Bulletin (“ARB”) 51 controlling interest consolidation.

Based on the foregoing, the Company has determined, through discussions with the Company Auditor that, based on the common control by Tuscan Gardens Management Corporation (“TGMC”), as Manager of Tuscan Gardens Capital Partners, LLC (“TG Capital Partners”) being the sole common voting shareholder of the Company and the sole voting common member of each of the three TG Holdcos, that VIE Accounting is appropriate under GAAP.

In this regard,

It is unclear why you state “yet to commence operations” or “still in lease-up” when it appears based on your website and disclosure that each of the Tuscan Communities has been in operation for several years;

Under VIE Accounting the TG Holdcos, we will reflect the TG Holdcos, and therefore the Company as operational based on the dates that the underlying communities commenced operations since the Company’s VIE Accounting treatment of the TG Holdcos would constitute subsidiary operations and therefore be considered to be “in operation” based on the commencement of operations of the TG Holdcos.

It is the Company’s intention to modify, where appropriate, and reflect the commencement of operations based on each of the TG Holdcos’ operational commencement dates through the VIE Accounting consolidation of the TG Holdcos to reflect audited, combined financial statements, for the Company and each of the TG Holdcos, respectively.

With respect to the transaction with Tuscan Gardens Intermediate Fund, revise to identify the specific assets and total percentage ownership interest acquired as well as the extent and nature of the fund’s operations, including revenues, expenses and asset makeup (e.g. real property, loans secured by real property, etc)

As outlined in the Company’s response to Item 2 above, the Company acquired 9,991 non-voting preferred shares in Tuscan Gardens Intermediate Fund Inc. (“TGIF Inc.”), representing 100% of the TGIF Inc. non-voting preferred class and the sole asset of TGIF Inc., on a 1:1 exchange basis for 9,991 Non-Voting Preferred Shares in the Company (“Preferred Share Exchange”).

TGIF Inc. was created as an intermediate entity for tax planning purposes and has had no activity other than its issuance of shares to the holders of Non-Voting Preferred Membership Interests in the TG Holdcos, subsequent Preferred Share Exchange, and subsequent merger with the Company.

Quantify the total debt the Tuscan Communities are responsible for and how much of that debt you incur as a result of the December 2020 transaction;

The TG Holdcos each own 100% of their respective Propco’s and Opco’s. The Propco’s and Opco’s are known as “Obligors” under each TG Holdco’s tax exempt, non-recourse bond financing (“Bond Financing”). The Obligors are responsible for approximately $130,735,000 of non-recourse, debt under the Bond Financing as follows:

Tuscan Gardens of Venetia Bay	$35,510,000
Tuscan Gardens of Palm Coast	$43,775,000
Tuscan Gardens of Delray Beach	$51,450,000
Total	$130,735,000

The Company, as owner of Preferred Membership Interests in the TG Holdcos, is not responsible for any of the debt obligations of the Obligors. Furthermore, Tuscan Gardens Capital Partners, LLC (“TG Capital Partners”), as sole common voting member of each of the TG Holdcos, is not responsible for any portion of the Obligors non-recourse debt.

Clarify the current interest and other terms and repayment status of the loans and “financing arrangements” associated with the Revenue Bonds identified on pages 37 and 38, including the “certain financing arrangements” for Venetia Bay that are in default;

As disclosed on page 38 of the Offering Circular, the interest rates and other terms under the Venetia Bay are reflected in the Official Statement which is available on the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) at https://emma.msrb.org/IssueView/Details/EA357818

The interest rates range from 6.125% to 8.625%.

As of April 1, 2021, Venetia Bay was, as a result of the devasting effects of COVID-19, in default of its Bond Financing due to its inability to pay semi-annual $1,207,406.25 interest, and $335,000 principal payments that were due on that date, occupancy requirements, cash on hand requirements, and other performance requirements. It should be noted that these amounts were paid in full from reserve funds held by US Bank, as Master Trustee.

Details of the events of default can be found on the continuing disclosure section of the EMMA website https://emma.msrb.org/P31415187-P31100381-P31510240.pdf.

Advise us how the December transaction was valued at approximately $9.9 million given disclosure indicating these projects are valued at approximately $149 million.

The valuation was determined based on an independent third-party appraiser, Oracle Healthcare Advisors (“OHC”) limited use valuation engagement for purposes of financial statement and audit reporting of the projects’ values for the December 2020 Tuscan Gardens Intermediate Fund Inc. (“TGIF Inc”) purchase of preferred membership interests in the TG Holdco and subsequent merger with the Company.

The OHC valuation dated December 21, 2020 valuation concluded the following:

	Venetia Bay	Palm Coast	Delray Beach	Total
As is	31,400,000	31,100,000	32,500,000	95,000,000
Stabilized Year 6	41,495,644	44,500,247	51,096,656	137,092,547

After adjustment for amounts due under the Bond Financing (net of reserves held by the Master Trustee), the value of Preferred Membership Interests in the TG Holdcos were determined by the Company to be:

	Venetia Bay	Palm Coast	Delray Beach	Total
As is	-271,021	-6,451,770	-11,681,568	-18,404,359
Stabilized Year 6	9,824,623	6,948,477	6,915,088	23,688,188

Based on the Company’s discussions with the Company Auditor, the value of the Preferred Membership Interests was determed to be $9,991,000 based on the following considerations:

a)	Current “As is” valuations of $95,000,000 are a reflection of COVID-19 impact and undervalues the assets’ post-COVID future potential value.
b)	Stabilized Year 6 post-COVID real property valuations of $137,092,547 would provide the potential for $23,688,188 Special Dividend upon liquidation and a full recovery of the $19,803,430 initial invested capital.
c)	Due to the current low interest rate environment investors preferred to wait for any recovery of their investment rather than accept a “zero” valuation based on today’s valuations, therefore fair market value would require a more significant consideration to sell their preferred membership interests.
d)	Investors saw the value in converting TG Holdco preferred membership interests into Company preferred shares that offer liquidity, diversification, and greater likelihood of receiving income due to the Company’s potential capital raising ability
e)	As the Bond Financing instruments are secured by real property, and were trading at 50-80 cents; 50% of initial investment preferred membership investment represented the maximum for any subordinate postion(s) such as preferred investors which are not secured by the real property.
f)	The Company, the holders of preferred membership interests in the TG Holdcos, and Tuscan Gardens Intermediate Fund Inc. all concluded that a price of $9,991,000 which represented 50% of the $19,803,430 initial invested capital, plus the potential to participate in Special Dividends under the Company’s Preferred Shares based on net liquidation proceeds received represented a fair market value for the transaction.
g)	The OHC valuation and fair market value determinations were reviewed by the Company Auditor and disclosed in its unqualified audit opinion of the Company’s December 31, 2021 financial statements.

It does not appear that Tuscan Gardens of Venetia Bay, Tuscan Gardens of Palm Coast, and Tuscan Gardens of Delray Beach have been consolidated by Tuscan Gardens Senior Living Communities, Inc despite your disclosure that the Company became the majority, indirect owner of these facilities in December 2020. Please explain to us why the facilities have not been consolidated by Tuscan Gardens Senior Living Communities, Inc. Cite any relevant accounting literature in your response.

As outlined above, the Company intends to address this oversight and revise its disclosures based on it being the majority, indirect, indirect owner of the TG Holdcos based on the Company and the TG Holdcos both being under the common control of Tuscan Gardens Capital Partners, LLC (“TG Capital Partners”).

As a result of this revision the Company will provide consolidated financial statements under its audited, Variable Interest Accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) and Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU No. 2018-17) and Financial Accounting Standards Board (“FASB”) Accounting Research Bulletin (“ARB”) 51 controlling interest consolidation.

Please tell us how you determined it was not necessary to provide audited financial statements of the acquired facilities in accordance with Rule 8-04 or Rule 8-06 of Regulation S-X as applicable.

Under Common Control Variable Interest Accounting Consolidation the Company will revise its disclosures to provide consolidated audited statements which include audited statement of the acquired entities.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC

Exhibit “A”

Tuscan Gardens Senior Living Communties Inc.

Organization Chart